Exhibit 6.9

SEVERANCE AND RELEASE AGREEMENT

1. Parties. The parties to this Severance and Release Agreement (“Agreement”) are you, David Willbrand (“you”) and Pacaso, Inc. (“the Company”) (jointly as “the Parties”).

2. End of Employment. Your last day of work was on February 10, 2026 and you employment with the Company will end on February 13, 2026 (“Separation Date”). You must not sign this Agreement before your Separation Date. Regardless of whether you sign this Agreement, you will receive your final pay including accrued and unused vacation or PTO. All other benefits provided by or through the Company will end on the Separation Date. You agree and acknowledge that at the time of your Separation Date you were paid all wages and otherwise money owed to you, including any under the Labor Code, and that is not consideration for this Agreement. The terms and consideration outlined in this Agreement are open for your consideration for 21-days, starting on February 13, 2026, and will expire if not signed and returned by or before March 6, 2026.

3. Effective Date. This Agreement shall be effective on the eighth (8) day after you have signed this Agreement, so long as: it is signed by the Parties on or after your Separation Date; you have not breached any of your obligations under this Agreement, or any fiduciary duties to the Company; and you have not revoked this agreement.

4. Severance Pay and Benefits. As consideration for your promises in this Agreement, if you enter into and abide by this Agreement, remain employed in good standing with the Company until the Separation Date, not revoke the Agreement after signing it, and continue to comply with all company policies and procedures after you sign this Agreement, you will receive the following:

●	Severance Pay: A total Severance Pay calculated based on a sum equal to six (6) months of your current base salary, in the gross sum of One Hundred Eight-Seven Thousand Five Hundred Dollars ($187,500), minus applicable deductions and withholdings (“Severance Pay”), shall be paid 30-days after the Effective Date. It will be paid by way of a Company check, in a single payment, that will be sent to you at the following address:

David Willbrand

[***]

[***]

The Company will issue an IRS Form W-2 to you reflecting these payments sent to the same address.

●	Benefits: The following additional Benefits are also offered as consideration for your agreement to the terms and obligations outlined in this Agreement:

●	Equity: In addition to the 2,885,503 shares which have fully-vested for you as of the Separation Date, under the Restricted Stock Agreement, as further consideration for your agreement and compliance with the terms of this Agreement, the Company shall accelerate the following other options as follows, effective from the Separation Date:

■	Equity Grant ES-1252 (Executive Refresh 2024), totaling 750,000, vesting quarterly. The 2/25/26, 5/25/26, 8/25/26, 11/25/26 and 2/25/27 installments will be accelerated, totaling 234,375 shares (46,875/ installment).

■	Equity Grant ES-1405 (RSU - 1/48 Monthly, co cliff), totaling 750,000, vesting monthly. The 3/1/26, 4/1/26, 5/1/26, 6/1/26, 7/1/26, 8/1/26, 9/1/26, 10/1/26, 11/1/26, 12/1/26, 1/1/27, 2/1/27, installments will be accelerated, totaling 187,500 shares (15,625/ installment).

■	Equity Grant ES-1438 (4 year quarterly, no cliff) totaling 2,000,000, vesting quarterly. The 5/2/26, 8/2/26, 11/2/26, and 2/2/27 installments will be accelerated, totaling 500,000 shares (125,000/ installment).

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●	Voluntary Resignation: As further consideration for this Agreement, the Company agrees to designate your separation of employment as “voluntary.” However, any communications related to your separation of employment are governed by the terms of this Agreement.

●	Reimbursement of Attorney’s Fees: The Company agrees to reimburse you up to a maximum of $2,000 for any attorney fees you incur for review of this Agreement. The invoice from your counsel needs to be presented for this reimbursement to the Head of Talent within 21-days after receipt of this Agreement, and the reimbursement will be provided by way of a separate check together with your Severance Pay.

●	Acknowledgment: You acknowledge and agree, that you are not otherwise entitled to the Severance Pay or Benefits outlined in this Paragraph 4, as consideration, absent this Agreement. You agree that the Severance Pay and Benefits are items of value being provided in exchange for your promises in this Agreement, and that you are not otherwise entitled to the Severance Pay and Benefits.

5. General Release. You release the Company (plus its parents, subsidiaries, affiliates, predecessors, successors and any other entity related to it and all of its and their past and present directors, officers, employees, attorneys, accountants and anyone else acting for any of them – all together “Releasees”) from all claims of any type to date, known or unknown, suspected or unsuspected, to the fullest extent allowed by law, including but not limited to anything to do with your employment or the end of your employment. This means you give up all claims and rights related to:

●	pay, compensation, or benefits including bonuses, commissions, equity, expenses, incentives, insurance, paid/unpaid leave, profit sharing, or separation pay/severance pay/benefits;

●	compensatory, emotional or mental distress damages, punitive or liquidated damages, attorney fees, costs, interest or penalties;

●	violation of express or implied employment contracts, covenants, promises or duties, intellectual property or other proprietary rights;

●	unlawful or tortious conduct such as assault or battery; background check violations; defamation; detrimental reliance; fiduciary breach; fraud; indemnification; intentional or negligent infliction of emotional distress; interference with contractual or other legal rights; invasion of privacy; loss of consortium; misrepresentation; negligence (including negligent hiring, retention, or supervision); personal injury; promissory estoppel; public policy violation; retaliatory discharge; safety violations; posting or records-related violations; wrongful discharge; or other federal, state or local statutory or common law matters;

●	discrimination, harassment or retaliation based on age (including Age Discrimination in Employment Act or “ADEA” claims), benefit entitlement, citizenship, color, concerted activity, disability (including failure to accommodate or failure to engage in the interactive process), ethnicity, gender, gender identity and expression, genetic information, immigration status, income source, jury duty, leave rights, military status, national origin, parental status, reproductive health decision making, protected off-duty conduct, race, religion, retaliation, sexual orientation, union activity, veteran status, whistleblower claims in court (including under Sarbanes-Oxley, Dodd-Frank, and the False Claims Act claims), other legally protected status or activity, or any allegation that payment under this Agreement was affected by federally-prohibited discrimination; and

●	any participation in any class or collective action against any Releasee.

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6. Release of Age Discrimination Claims. You specifically intend that this Agreement shall include a complete release of claims under the Age Discrimination in Employment Act of 1967 (the “ADEA,” 29 U.S.C. §§ 621, et seq.), as amended by the Older Workers Benefit Protection Act of 1990, except for any allegation that a breach of this Act occurred following the effective date of this Agreement.

(a) 21- Day Review Period & Right To Consult An Attorney: You acknowledge that you have a maximum of twenty-one (21) days, if so you chose, to consider the terms of this Agreement. You must sign and return this Agreement during this review period to receive the Severance Pay/benefits listed above, without revocation. You are hereby advised of your right to consult with an attorney prior to signing this Agreement.

(b) Revocation: After you sign this Agreement, you have seven (7) days to revoke it by sending written notice of revocation to Nicole Luchau, Head of People & Talent by both email ([***]) and certified overnight mail to 18 East 4th Street, Suite 902, Cincinnati, OH 45202, to be received within the seven days. This Agreement is not effective or enforceable until the revocation period expires. If you revoke this Agreement, you will not receive the Severance Pay/benefits listed at the beginning of this Agreement.

7. Release Exclusions and Other Exceptions. Nothing in this Agreement restricts your rights with respect to claims or disputes that arise after the date you sign this Agreement or the factual basis thereof, including but not limited to: claims for breach of this Agreement; and claims that cannot be waived, such as for unemployment or worker’s compensation benefits. Nor does any part of this Agreement limit your rights to: (i) file a charge or complaint with any administrative agency, such as the U.S. Equal Employment Opportunity Commission or the National Labor Relations Board, or a state fair employment practices agency, or communicate directly with or provide information (including testimony) to an agency, or otherwise participate in an agency proceeding; or (ii) communicate with law enforcement or your attorney. You nonetheless give up all rights to any money or other individual relief based on any agency or judicial decision, including class or collective action rulings. However, you may receive money properly awarded by the U.S. Securities and Exchange Commission (SEC) and the IRS as a reward for providing information to those agencies. You agree that (i) during your employment you never reported any violation of the law by the Company; (ii) no one has interfered with your ability to report within the Company possible violations of any law, and (iii) it is the Company’s policy to encourage such reporting.

8. No Litigation and Promise Not To Sue. You represent that you have no lawsuits, claims, actions or complaint or charge filed with any state or federal government agency against any of the Releasees. A “promise not to sue” means you promise not to sue any Releasee in court. This is different from the General Release above. Besides releasing claims covered by the General Release, you agree never to sue any Releasee for any reason covered by the General Release. Despite this Promise Not To Sue, however, you may file suit to enforce this Agreement or to challenge its validity under the ADEA. If you sue a Releasee in violation of this Agreement: (i) you shall be required to pay that Releasee’s reasonable attorney fees and other litigation costs incurred in defending against your suit; or alternatively (ii) the Company can require you to return all but $100.00 of the money and Benefits provided to you under this Agreement. In that event, the Company shall be excused from any remaining obligations that exist solely because of this Agreement.

9. IRC 409A. Each of the payments of severance and continued medical benefits (if any) are designated as separate payments for purposes of IRC §409A. Any such payments which are not exempt from IRC §409A shall be paid in the time and form as set forth in this Agreement and no person shall have the right or ability to later change the time and form of payment. Notwithstanding the preceding, if IRC §409A requires, payments under this Agreement which are not exempt and which are to be made during the first six months following your termination shall be withheld and the amount of the payments withheld shall be paid in a lump sum, without interest, during the seventh month following your termination. You and not the Company are responsible for any tax penalties that may be imposed on you as a result of IRC §409A.

10. Return of Company Property. You have returned (or you will before receiving any Severance Pay/benefits) all Company property you possessed or controlled, including any confidential information (in any form, including paper files, electronic records, videos or any other form), cellular phone, laptop or other computer, other business equipment, credit cards, keys, software or work product. Company property includes all originals plus hard copies and electronic versions of all documents, such as e-mails, facsimiles, files, handbooks, letters, manuals, memoranda, power points, records and reports. You also agree to reconcile promptly any outstanding expense accounts.

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11. Future Cooperation. You agree to make yourself available to assist the Company with transitioning your duties as well as with any investigations, legal claims, or other matters concerning anything related to your employment. You specifically agree to make yourself available to the Company upon reasonable notice for interviews and fact investigations, to testify without requiring service of a subpoena or other legal process, and to voluntarily provide the Company any employment-related documents you possess or control. “Cooperation” does not mean you must provide information favorable to the Company; it means only that you will upon the Company’s request provide information you possess or control. If the Company requests your cooperation, it will reimburse you for reasonable time and expenses, provided you submit appropriate documentation. Additionally, you agree that you will not knowingly encourage, counsel, or assist any attorneys or their clients in the presentation or prosecution of any grievances against the Releasees, unless as allowed by law, ordered by a court or subpoena.

12. Non-Disparagement. Except as provided in this Agreement’s Release Exclusions and Other Exceptions, you promise not to do or say anything, verbally or in writing, directly or indirectly, that disparages, reflects negatively on or otherwise detrimentally affects any Releasee’s products or services. Specifically, you agree that you will not knowingly disparage the Company, or any of the Releases, make any disparaging comments related to Company’s products and services, and understand that whether or not such statements are made publicly, privately, subject to confidentiality obligations, or otherwise, which could tend to harm or injure the business reputation, or business, of the Company or Releases. You also agree that if asked about the reason for your separation, the substance of your comments will be that you departed voluntarily in order to pursue other opportunities.

You also agree that any references will be directed only to the Head of Talent, at the Company, and the Company will provide information limited to verifying your dates of employment and last position held.

13. Officers and Directors Liability. Notwithstanding the foregoing, where applicable, and as related to any work performed in your capacity as an officer of the Company, you shall be subject to indemnification under any applicable Directors & Officers (“D&O”) insurance policy maintained by the Company, to the extent it might apply, except to the extent prohibited by the law or policy.

14. Non-Admission. Neither the Company’s offer reflected in this Agreement nor any payment under this Agreement is an admission that you have a viable claim against the Company or any other Releasee. Each Releasee denies all liability.

15. Confidentiality of Agreement. Except as provided in this Agreement’s Release Exclusions and Other Exceptions, the financial terms of this Agreement are strictly confidential. You will not communicate the financial terms of this Agreement to any third party, whether verbally or in writing, by any means, including by social media. Any disclosure by you will cause the Company irreparable harm that money cannot undo. Accordingly, violation of this section will entitle the Company to temporary and permanent injunctive relief. Except as required by law, you have not disclosed and will not disclose the financial terms of this Agreement to anyone except your immediate family members and your legal/financial advisors. Each of them is bound by this Confidentiality of Agreement provision, and a disclosure by any of them is a disclosure by you.

16. Other Post-Employment Restrictions. The following other post-employment restrictions shall apply to you:

Confidential Employer Information. You will not disclose or use any Confidential Employer Information other than for the Company’s benefit, except as required by law. Confidential Employer Information is not limited to trade secrets; it includes any non-public Employer information related to the Company’s business (or the business of any entity/person with which the Company does business), such as budgets, customer/client lists, development, finances, marketing, operations, patents, pricing, research, resources, strategies, systems or technologies. You remain bound by any confidential information provisions of any prior agreement with the Company. You will inform the Company immediately if you receive a legal demand to disclose Confidential Employer Information, and you will not disclose such information while the Company obtains a judicial ruling regarding the demand. Notwithstanding the above, pursuant to the federal Defend Trade Secrets Act, you cannot be held criminally or civilly liable under any federal or state trade secret law for disclosing a trade secret if that disclosure is made: (i) in confidence to a federal, state or local government official, either directly or indirectly, or to any attorney, and for the sole purpose of reporting or investigating a suspected violation of law; or (ii) in a complaint or other document filed in a lawsuit or similar proceeding, provided that filing is made under seal.

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Solicitation of Clients/Customers. If you worked with or learned Confidential Employer. Information about any Company clients/customers in your last year of work for the Company, then for one year after you sign this Agreement you will not, directly or indirectly, in any manner solicit any such client/customer to remove any business or divert any prospective business from the Company.

Solicitation of Employees. For one year after you sign this Agreement, you will not, directly or indirectly, in any manner solicit any person to: end employment or another contractual relationship with the Company; interfere with such a relationship; or hire any person who was employed by or contracted with the Company to perform work or services during your last year of work for the Company.

Reasonable Restrictions. You agree that the post-employment restrictions above are: reasonable in duration, geographic area and scope; and necessary to protect the Company’s goodwill and other business interests. You further agree that breaching any of those covenants will cause the Company immediate irreparable harm and will entitle the Company to temporary and permanent injunctive relief.

Enforcement of the Non-Disclosure, Non-Solicitation and Non-Competition Agreement. You also confirm and acknowledge your execution of the Company’s Non-Disclosure, Non-Solicitation and Non-Competition Agreements, specified in your offer letter, and incorporated herein, for purposes of reaffirming your obligations under these agreements following your separation.

17. Applicable Law. This Agreement shall be interpreted under federal law if that law governs, and otherwise under the laws of the State of Ohio, without regard to its choice of law provisions.

18. Dispute Resolution. Any dispute regarding this Agreement will be decided through binding arbitration to take place: (i) in the state where you worked when you separated from employment and (ii) under the American Arbitration Association Employment Arbitration Rules and Mediation Procedures, as amended, but excluding application of the Supplementary Rules for Class Arbitrations effective as of October 10, 2003. Also excluded from this Dispute Resolution requirement are pre-judgment actions for injunctive relief to enforce the terms of this Agreement. Both parties waive their right to a jury trial.

19. Severability. If a court (or arbitrator) finds any part of this Agreement unenforceable, that part shall be modified and the rest enforced. If a court (or arbitrator) finds any such part incapable of being modified, it shall be severed and the rest enforced.

20. Ownership of Claims. You have not transferred or assigned, or purported to transfer or assign, to any person or entity, any claim described in this Agreement. You further agree to indemnify and hold harmless the Company against any and all claims based upon, arising out of, or in any way connected with any such actual or purported transfer or assignment.

21. Counterparts and E-signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Furthermore, signatures delivered via electronic or facsimile transmission shall have the same force and effect as the originals thereof, except that you and the Company each has the right to insist on receipt of the original signature of the other before complying with its own obligations under this Agreement.

22. Enforcement. If you breach this Agreement, the Company shall be entitled to preliminary and permanent injunctive relief plus attorneys’ fees the Company incurs in enforcing this Agreement, unless otherwise expressly provided elsewhere in this Agreement, plus any additional relief determined to be appropriate. A decision not to enforce this Agreement does not waive future enforcement.

23. Individual Agreement. This Agreement has been negotiated individually and is not part of a group exit incentive or other termination program.

24. Entire Agreement. This Agreement is the complete understanding between you and the Company. It replaces any other agreements, representations or promises, written or oral.

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25. Other Representations. You agree:

●	You have received all pay, compensation, benefits, leave, time off, and/or expense reimbursements you are due to date, including for overtime or vacation/PTO;

●	You have not suffered any on-the-job injury or work related illness for which you have not already filed a claim, and the end of your employment is not related to any such injury;

●	You do not have any pending administrative charges or complaints filed with any government agency, including workers’ compensation, or lawsuits against the Company;

●	You were advised in writing, by getting a copy of this Agreement, to consult with an attorney before signing below;

●	You have had the opportunity to negotiate this Agreement with the Company, and this Agreement shall not be construed for or against either party as a drafter of its terms;

●	You have relied on your own informed judgment, or that of your attorney if any, in deciding whether to sign this Agreement; and

●	You are signing this Agreement knowingly and voluntarily.

/s/ David Willbrand	2/25/2026	By:	/s/ Austin Allison	2/25/2026
David Willbrand	(Date)			(Date)
		Name:	Austin Allison
		Title:	Chief Executive Officer

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